File No. 70-____

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                            Form U-1
               ___________________________________

                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ___________________________________

                     Entergy Louisiana, Inc.
                        639 Loyola Avenue
                      New Orleans, LA 70113

       (Name of company filing this statement and address
                 of principal executive offices)
               ___________________________________

                       Entergy Corporation
     (Name of top registered holding company parent of each
                     applicant or declarant)
               ___________________________________


           John J. Cordaro               William J. Regan, Jr.
           President                     Vice President and
           Entergy Louisiana, Inc.       Treasurer
           639 Loyola Avenue             Entergy Services, Inc.
           New Orleans, LA 70113         639 Loyola Avenue
                                         New Orleans, LA 70113


           (Names and addresses of agents for service)
               ___________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:


           Laurence M. Hamric, Esq.     Thomas J.Igoe, Jr., Esq.
           Denise C. Redmann, Esq.      Kevin Stacey, Esq.
           Entergy Services, Inc.       Reid & Priest LLP
           639 Loyola Avenue            40 West 57th Street
           New Orleans, LA 70113        New York, NY  10019

Item 1.  Description of Proposed Transactions

     Section A.  Overview

     Entergy Louisiana, Inc., a Louisiana corporation ("Company"), and a subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended, ("Holding Company Act"), proposes, from time to time through December 31, 2002, (1) to issue and sell one or more series of the Company's general and refunding mortgage bonds ("Bonds") and/or one or more series of the Company's debentures ("Debentures") in a combined aggregate principal amount of Bonds and Debentures not to exceed $600 million, and/or (2) to issue and sell (a) through one or more special purpose subsidiaries of the Company, one or more series of preferred securities of such subsidiary having a stated per share liquidation preference ("Entity Interests") and/or (b) one or more new series of the Company's Preferred Stock ("Preferred"), in a combined aggregate amount of Entity Interests and Preferred not to exceed $260 million (the issuance of the Entity Interests to include the issuance of one or more series of the Company's junior subordinated debentures to said special purpose subsidiaries, each series of junior subordinated debentures in an amount not to exceed the amount of the respective series of Entity Interests plus an equity contribution and in addition to, and not to be included in the amount of Debentures requested in subsection
     (1) above), and/or (3) to enter into arrangements for the issuance and sale of one or more series of tax-exempt bonds ("Tax-Exempt Bonds") in an aggregate principal amount not to exceed $420 million for the financing of certain pollution control facilities, including but not limited to sewage and/or solid waste disposal facilities that have not heretofore been the subject of such financing or for the refinancing of outstanding tax-exempt bonds issued for that purpose, including the possible issuance and pledge of one or more new series of Bonds ("Collateral Bonds") as collateral security for such Tax-Exempt Bonds in an aggregate principal amount not to exceed $455 million which amount of said Collateral Bonds is not included in the $600 million combined aggregate principal amount of Bonds and Debentures referred to in subsection (1) above (the financings contemplated in (1) through (3) above being hereinafter collectively referred to as "New Financing Plan"), and/or (4) to acquire, from time to time by tender offer, open market or negotiated purchases, all or a portion of one or more series of the Company's outstanding First Mortgage Bonds, General and Refunding Mortgage Bonds, Preferred, and/or outstanding Tax-Exempt Bonds previously issued for the benefit of the Company (collectively, "New Acquisition Program"). Each of these proposed transactions is discussed in detail below.

     Section B.     Issuance and Sale of the Bonds

               The new series of Bonds will be issued under the Company's Mortgage and Deed of Trust, dated as of April 1, 1944, to Bank of Montreal Trust Company, sucessor to The Chase National Bank of the City of New York, and Mark F. McLaughlin successor to
     Z. George Klodnicki, sucessor to Carl E. Buckley, as Trustees, and as proposed to be further supplemented by additional Supplemental Indenture(s), each relating to one or more new series of Bonds (the "Mortgage"). The Bonds would be issued on the basis of unfunded net property additions and/or previously retired bonds, as permitted and authorized by the Mortgage.

               Each new series of Bonds will be sold at such price, bear interest at such rate or rates, and mature on such date or dates as shall be determined at the time of sale or when the agreement to sell is entered into, as the case may be. No series of Bonds will be issued at rates in excess of the lower of 15% per annum or those rates generally obtainable at the time of pricing for sales of mortgage bonds having the same or reasonably similar maturities, issued by companies of the same or reasonably comparable credit quality and having reasonably similar terms, conditions and features. The price, exclusive of accrued interest, to be paid to the Company for each new series of Bonds to be sold at competitive bidding will be within a range (to be specified by the Company to prospective purchasers) of 95% to 105% of the principal amount thereof. Each series of Bonds will mature not later than forty years from the day of issuance.

               As to series having an adjustable interest rate, the initial interest rate for Bonds of such series would be determined in discussions between the Company and the purchasers of such series and would be based on the current market rate for comparable bonds. Thereafter, the interest rate on such Bonds would be adjusted according to a pre-established formula or method of determination ("Floating Rate Bonds") or would be that rate which, when set, would be sufficient to remarket the Bonds of such series at their principal amount ("Remarketed Bonds").

               The interest rate for Floating Rate Bonds after the initial interest rate period may be set as a percentage of, or as a specified spread from, a benchmark rate, such as the London Interbank Offered Rate ("LIBOR") or the yield to maturity of specified United States Treasury securities ("Treasury Rate"), or may be established by reference to orders received in an auction procedure, and will not exceed a specified maximum rate greater than 15% per annum. Such interest rate may be adjusted at established intervals or may be adjusted simultaneously with changes in the benchmark rate.

               The interest rate for Remarketed Bonds after the initial interest rate period would not be greater than rates generally obtained at the time of remarketing of bonds having similar maturities, issued by companies of comparable credit quality and having reasonably comparable terms, and would not exceed a specified maximum rate greater than 15% per annum.

               The Supplemental Indenture to the Mortgage for any series of Remarketed Bonds would provide that holders thereof would have the right to tender or be required to tender their Bonds at a price equal to the principal amount thereof, plus any accrued and unpaid interest thereon, on dates specified in or established in accordance with the applicable Supplemental Indenture. A Tender Agent may be appointed to facilitate the tender of any Bonds by holders. Any holder of Bonds wishing to have such Bonds purchased may be required to deliver the same during a specified period of time preceding such purchase date to the Tender Agent, if one shall have been appointed, or to the Remarketing Agent appointed to reoffer such tendered Bonds for sale.

               The Company would be obligated to pay amounts equal to the amounts to be paid to the Remarketing Agent or the Tender Agent pursuant to the Supplemental Indenture for the purchase of Bonds so tendered, such amounts to be paid by the Company on the dates such payments by the Remarketing Agent or the Tender Agent are to be made, reduced by the amount of any other moneys available therefor, including the proceeds of the sale of such tendered Bonds by the Remarketing Agent. Upon the delivery of such Bonds by holders to the Remarketing Agent or the Tender Agent for purchase, the Remarketing Agent would use its best efforts to sell such Bonds at a price equal to the principal amount of such Bonds.

               One or more new series of Bonds may include provisions for redemption prior to maturity at various percentages of the principal amount thereof and may include restrictions on optional redemption for a given number of years. In addition, one or more series of Bonds may include provisions for the mandatory retirement of some or all of such series prior to maturity. In each Supplemental Indenture relating to a series of Bonds, the Company may covenant that, so long as any Bonds of such series remain outstanding, the Company will not pay any cash dividends on common stock except from credits to retained earnings, plus $345 million, plus such additional amounts as shall be approved by the Securities and Exchange Commission (the "Commission"). However, the Company may determine not to include any provisions restricting its ability to pay common stock dividends. To the extent that the foregoing deviates from the Commission's Statement of Policy Regarding First Mortgage Bonds (Holding Company Act Release No. 13105, February 16, 1956, as modified by Holding Company Act Release No. 16369, May 8, 1969), the Company hereby requests authorization by the Commission of any such deviation.

               Reference is made to Exhibits A-1, A-2, A-4, and B-1 hereto for further information with respect to the terms of each series of Bonds.

     Section C.  Issuance and Sale of the Debentures

               The Debentures will be issued under one or more
     Debenture Indentures or Subordinated Debenture Indentures, to be substantially in the forms attached as Exhibits A-10 and A-12, respectively (each, a "Debenture Indenture"), as any of the same may be supplemented from time to time.

               Each series of Debentures will be sold at such price, will bear interest at such rate(s) and will mature on such date(s) as shall have been be determined at the time of sale. Debentures will not be sold if the fixed interest rate or initial adjustable interest rate thereon would exceed the lower of 15% or rates generally obtainable at the time of pricing for sales of debentures having the same or reasonably equivalent maturity, issued by companies of comparable credit quality and having reasonably similar terms, conditions and features. As to series of Debentures having an adjustable interest rate, the initial interest rate for such series will be negotiated by the Company and the purchasers of such series and will be based on the current market rate for comparable debentures. Thereafter, the interest rate on such Debentures would be adjusted according to a pre-established formula or method of determination ("Floating Rate Debentures") or will be that rate which, when set, would be sufficient to remarket the Debentures of such series at their principal amount ("Remarketed Debentures").

               The interest rate for Floating Rate Debentures after the initial interest rate period may be set as a percentage of, or as a specified spread from, a benchmark rate such as LIBOR or the Treasury Rate, or may be established by reference to orders received in an auction procedure, and will not exceed a specified maximum rate, which shall not exceed 15% per annum. Such interest rate may be adjusted at established intervals or may be adjusted simultaneously with changes in the benchmark rate.

               The interest rate for Remarketed Debentures after the initial interest rate period will not exceed rates generally obtainable at the time of remarketing of debentures having the same or reasonably similar maturity, issued by companies of comparable credit quality and having the same or reasonably comparable terms and will not exceed a specified maximum rate not to exceed 15% per annum.

               The terms of Remarketed Debentures would provide that holders thereof have the right to tender or are required to tender their Debentures and have them purchased at a price equal to the principal amount thereof plus accrued and unpaid interest thereon, on specified dates. A Tender Agent may be appointed to facilitate the tender of any Debentures by holders. Any holder of Remarketed Debentures wishing to have them purchased may be required to deliver the same during a specified period of time preceding such purchase date to the Tender Agent, if one shall be appointed, or to the Remarketing Agent appointed to reoffer the same for sale.

               The Company would be obligated to pay amounts equal to the amounts to be paid to the Remarketing Agent or the Tender Agent for the purchase of Remarketed Debentures so tendered, which amounts would be paid by the Company on the dates such payments by the Remarketing Agent or the Tender Agent are to be made, reduced by the amount of any other moneys available therefor, including the proceeds of the sale of such tendered Debentures by the Remarketing Agent. Upon the delivery of such Debentures by holders to the Remarketing Agent or the Tender Agent for purchase, the Remarketing Agent would use its best efforts to sell the same at a price equal to the principal amount thereof.

               The price, exclusive of accrued interest, to be paid to the Company for each such series of Debentures sold at competitive bidding will be within a range (to be specified by the Company to prospective purchasers) of 95% to 105% of the principal amount of such series. Each series of Debentures will mature not later than fifty years from the day of issuance.

               One or more series of Debentures may include provisions for redemption prior to maturity at various percentages of the principal amount thereof, restrictions on optional redemption for a given number of years and/or provisions for the mandatory retirement of some or all of such series prior to maturity.

               Debentures issued under a Subordinated Debenture Indenture would be expressly subordinated to Senior Indebtedness, as defined therein or pursuant thereto, and may also provide that payments of interest on such Subordinated Debentures may be deferred, without creating a default with respect thereto, for specified periods, so long as no dividends are being paid on, or certain actions are being taken with respect to the retirement of, the common or preferred stock of the Company during such period of deferral.

               Reference is made to Exhibits A-11, A-12, A-13, A-14 A-15 and B-8 hereto for further information with respect to the terms of each series of Debentures.

     Section D.  Issuance and Sale of Entity Interests

               The Company proposes to organize either a special purpose limited partnership or a statutory business trust (the "Issuing Entity") for the sole purpose of issuing the Entity Interests. In the case of a limited partnership, the Company would either (a) act as the general partner of the Issuing Entity or (b) organize a special purpose, wholly-owned corporation for the sole purpose of acting as the general partner of the Issuing Entity (the "Participating Subsidiary"). In the case of a business trust, the business and affairs of the trust would be conducted by one or more trustees (individually and collectively, the "Trustee"). Prior to a default, the Company will, as a result of its ownership of all voting interests in the Issuing Entity, be entitled to appoint, remove or replace the Trustee.

               The Company will directly or indirectly make an equity contribution to the Issuing Entity at the time the Entity Interests are issued and thereby directly or indirectly acquire all of the general partnership interest (in the case of a limited partnership) or all of the voting interests (in the case of a business trust) in such Issuing Entity. The Company's equity contribution to the Issuing Entity will at all times constitute at least 3% of the aggregate equity contributions by all securityholders to such Issuing Entity.

               The holders of the Entity Interests will be either (a) the limited partners (in the case of a limited partnership) or
     (b) the holders of preferred interests (in the case of a business trust) of the Issuing Entity.

               The Company will issue, from time to time in one or more series, Subordinated Debentures (the "Entity Subordinated Debentures") to the Issuing Entity. The Issuing Entity will use the proceeds from the sale of its Entity Interests, plus the equity contributions made to it by the Company, to purchase the Entity Subordinated Debentures. The Entity Subordinated Debentures will be issued by the Company pursuant to a Subordinated Debenture Indenture (the "Entity Subordinated Debenture Indenture"). Reference is made to Exhibits A-14 and A-15 respectfully for forms of the Entity Subordinated Debenture Indenture and the Entity Subordinated Debenture.

               Each series of Entity Subordinated Debentures will mature at such time, not more than fifty years from their date of issuance, as the Company may determine at the time of issuance. The Entity Subordinated Debenture Indenture may permit the Entity Subordinated Debentures to be issued with an initial, and optional additional terms which together do not exceed fifty years from the date of issuance. For example, the Entity Subordinated Debentures may have an initial term of thirty years with the Company having the right to extend the maturity for up to an additional nineteen years. Prior to maturity, the Company will pay interest only on the Entity Subordinated Debentures, at either a fixed or adjustable rate as set forth in the Entity Subordinated Debenture Indenture. The distribution rates, payment dates, redemption, maturity, and other terms applicable to each series of Entity Interests will be substantially identical to the interest rates, payment dates, redemption, maturity, and other terms applicable to the Entity Subordinated Debentures relating thereto, and will be determined by the Company at the time of issuance. The interest paid by the Company on the Entity Subordinated Debentures will constitute the only source of income for the Issuing Entity and will be used by the Issuing Entity to pay monthly or quarterly (as determined at the time of the sale of each series) distributions on the Entity Interests.

               The Company may also enter into a guaranty (the "Guaranty") pursuant to which it will unconditionally guarantee
     (i) payment of distributions on the Entity Interests, if and to the extent the Issuing Entity has funds legally available therefor, (ii) payments to the holders of Entity Interests of certain amounts due upon liquidation of the Issuing Entity or redemption of the Entity Interests, and (iii) certain additional "gross up" amounts that may be payable in respect of the Entity Interests, as described in paragraph 31 below. A form of the Guaranty will be filed by Rule 24 Certificate as Exhibit A-17, unless the Company has decided not to provide the guaranties described in this paragraph.

               The Company's Entity Subordinated Debentures issued under the Subordinated Debenture Indenture and the Guaranty (if issued) will be expressly subordinated to Senior Indebtedness, as defined therein or pursuant thereto, and may also provide that payment of interest on such Entity Subordinated Debentures may be deferred for specified periods, without creating a default with respect thereto, so long as no dividends are being paid on, or certain actions are being taken with respect to the retirement of, the common or preferred stock of the Company during such period of deferral.

               Distributions on the Entity Interests will be paid monthly or quarterly (as determined at the time of sale of each series), will be cumulative, and will be mandatory to the extent that the Issuing Entity has legally available funds sufficient for such purposes. The availability of funds will depend entirely upon the Issuing Entity's receipt of the amounts due under the Entity Subordinated Debentures. The Issuing Entity will have the right to defer distributions on the Entity Interests for a specified period, but only if and to the extent that the Company defers the interest payments on the Entity Subordinated Debentures as described in paragraph 24 above. If distributions on the Entity Interests (including all previously deferred distributions, if any) are deferred for up to sixty consecutive months, then the holders of Entity Interests may have the right to appoint a special representative to enforce the Issuing Entity's rights under the Entity Subordinated Debentures and Guaranty (if issued), including the right to accelerate the maturity of the Entity Subordinated Debentures.

               It is anticipated that interest payments by the Company on the Entity Subordinated Debentures will be deductible by it for federal and state income tax purposes and that the Issuing Entity will be treated as either a partnership or a trust, as the case may be, for federal income tax purposes. Consequently, the holders of Entity Interests will be deemed to have received interest income rather than dividends, and will not be entitled to any "dividends received deduction" under the Internal Revenue Code.

               One or more series of Entity Interests and Entity Subordinated Debentures may include provisions for the mandatory retirement of some or all of such series prior to maturity. The Entity Interests will be subject to redemption, in whole or in part, on and after a specified date (the "Earliest Redemption Date") at the option of the Issuing Entity, with the consent of the Company, at a price equal to their stated liquidation preference plus any accrued and unpaid distributions (the "Redemption Price"). The Earliest Redemption Date will be determined based upon, among other factors, market conditions at the time of issuance but will be not later than five years after the date of issuance. The Entity Subordinated Debenture Indenture and the Entity Agreement (as defined in paragraph 33 below) may set forth additional provisions governing the optional redemption of the Entity Interests. It is expected that the Issuing Entity will have the option, with the consent of the Company, to redeem the Entity Interests at the Redemption Price upon the occurrence of specified adverse tax events (each a "Tax Event"). Examples of possible Tax Events are (a) the Issuing Entity becoming subject to federal income tax with respect to interest received on the Entity Subordinated Debentures or otherwise not being treated as a partnership or a trust, as the case may be, for federal income tax purposes, (b) interest payments by the Company on the Entity Subordinated Debentures being determined not to be deductible for federal income tax purposes, or (c) the Issuing Entity becoming subject to more than a minimal amount of other taxes, duties or other governmental impositions. The Entity Subordinated Debenture Indenture and the Entity Agreement (referred to in paragraph 33 below) may also provide that the Entity Interests are subject to optional or mandatory redemption upon the occurrence of specified adverse regulatory events (each, a "Regulatory Event"). An example of a possible Regulatory Event is the Issuing Entity becoming subject to regulation as an "investment company" under the Investment Company Act of 1940, as amended.

               The Company may also reserve the right upon the occurrence of a Tax Event or a Regulatory Event, to exchange the Entity Subordinated Debentures for the Entity Interests or otherwise to distribute the Entity Subordinated Debentures to the holders of Entity Interests, whereupon the Entity Interests would be canceled.

               If, as a result of (a) the Entity Subordinated Debentures not being treated as indebtedness for federal income tax purposes, or (b) the Issuing Entity not being treated as either a partnership or a trust, as the case may be, for federal income tax purposes, the Issuing Entity is required under applicable tax laws to withhold or deduct from payments on the Entity Interests amounts that otherwise would not be required to be withheld or deducted, the Issuing Entity may also have the obligation, if the Entity Interests are not redeemed (as discussed in paragraph 29 above) or exchanged (as discussed in paragraph 30 above), to increase or "gross up" such payments so that the holders of Entity Interests will receive the same payment after such withholding or deduction as they would have received if no such withholding or deduction were required.

               In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuing Entity, holders of Entity Interests will be entitled to receive, out of the assets of the Issuing Entity available for distribution to the limited partners (in the case of a limited partnership) or the preferred securityholders (in the case of a business trust), before any distribution of assets to the Company, an amount equal to the stated liquidation preference of the Entity Interests plus any accrued and unpaid distributions.

               Under either the Amended and Restated Agreement of Limited Partnership or Declaration of Trust, as the case may be, that shall govern the activities of the Issuing Entity upon the issuance of the Entity Interests (the "Entity Agreement"), the activities of the Issuing Entity will be limited solely to (i) the issuance and sale of Entity Interests, (ii) the use of the proceeds thereof and the equity contributions by either the general partner (in the case of a limited partnership) or the Company (in the case of a business trust) to purchase the Entity Subordinated Debentures, (iii) the receipt of interest on the Entity Subordinated Debentures, and (iv) the payment of distributions on the Entity Interests. Reference is made to Exhibit A-16 for a form of the Entity Agreement.

               The Entity Agreement will further state that either the general partner (in the case of a limited partnership) or the Trustee (in the case of a business trust), shall manage and control the Issuing Entity's business and affairs and be responsible for all liabilities and obligations of the Issuing Entity; and that the general partnership interest (in the case of a limited partnership) or the voting interests (in the case of a business trust) shall not be transferable except for a transfer made (a) with the consent of all other partners (in the case of a limited partnership) or securityholders (in the case of a business trust), (b) to a direct or indirect wholly-owned subsidiary, or (c) in the event of merger, subject to certain conditions.

               Because the Entity Interests will be supported by the Company's Entity Subordinated Debentures and Guaranty (if issued), and the distributions to holders of Entity Interests will be paid out of the interest payments on such Entity Subordinated Debentures or pursuant to such Guaranty (if issued), the Entity Agreement will not include any interest or distribution coverage or capitalization ratio restrictions on the ability to issue and sell additional Entity Interests. Such restrictions would not be necessary, and the capital structure of the Issuing Entity would not be relevant, because the interest payments of the Company on the Entity Subordinated Debentures will be sufficient to service fully the distributions on Entity Interests. For this reason, financial statements for the Issuing Entity are not included with this Application-Declaration.

               Each series of Entity Interests and any corresponding series of Entity Subordinated Debentures will be sold at such price and will be entitled to receive such distributions or interest payments on such periodic basis as shall have been determined at the time of sale. No series of Entity Interests or corresponding series of Entity Subordinated Debentures will be sold if the fixed distribution or interest rate or initial adjustable distribution or interest rate thereon would exceed the lower of 15% per annum or market rates generally obtainable at the time of pricing for sales of limited partnership or business trust interests having a reasonably equivalent maturity, issued by subsidiaries of companies of reasonably comparable credit quality and having reasonably similar terms, conditions and features. The initial distribution rate for Entity Interests of such series having an adjustable distribution rate will be determined in negotiations between the Company and the purchasers of such series and be based on then current market rates for comparable subsidiary securities. Thereafter, the distribution rate on such Entity Interests would be adjusted according to a pre-established formula or method of determination ("Floating Rate Entity Interests") or would be that rate which, at the time of remarketing, would be sufficient to remarket the Entity Interests of such series at their principal amount ("Remarketed Entity Interests").

               The distribution rate for Floating Rate Entity Interests after the initial distribution rate period will be set as a percentage of, or as a specified spread from, a benchmark rate, such as LIBOR or the Treasury Rate, or may be established by reference to orders received in an auction procedure, and will not exceed a specified maximum rate that will be no greater than 15% per annum. Such distribution rate may be adjusted at established intervals or may be adjusted simultaneously with changes in the benchmark rate.

               The distribution rate for Remarketed Entity Interests after the initial distribution rate period will not be greater than rates generally obtainable at the time of remarketing of limited partnership or business trust interests, as the case may be, having the same or reasonably equivalent maturity, issued by subsidiaries of companies of reasonably comparable credit quality and having reasonably comparable terms, and will not exceed a specified maximum rate that will be no greater than 15% per annum.

               The Entity Agreement would provide that holders of Entity Interests would have the right to tender, or could be required to tender, their Entity Interests and have them purchased at a price equal to the principal amount thereof plus accrued and unpaid distributions thereon, on dates specified in, or established in accordance with, the Entity Agreement. A Tender Agent may be appointed to facilitate the tender of Entity Interests by holders. Any holder of Entity Interests wishing to have the same purchased may be required to deliver such Entity Interests during a specified period of time preceding such purchase date to the Tender Agent, if one shall be appointed, or to the Remarketing Agent appointed to reoffer such tendered Entity Interests for sale.

               The Company would be obligated to pay amounts equal to the amounts to be paid to the Remarketing Agent or the Tender Agent pursuant to the Entity Agreement for the purchase of Entity Interests so tendered (on the dates such payments by the Remarketing Agent or the Tender Agent are to be made), reduced by the amount of any other moneys available therefor, including the proceeds of the sale of such tendered Entity Interests by the Remarketing Agent. Upon the delivery of such Entity Interests by holders to the Remarketing Agent or the Tender Agent for purchase, the Remarketing Agent would use its best efforts to sell such Entity Interests at a price equal to the liquidation amount of such Entity Interests.

               The price, exclusive of accrued distributions, to be paid to the Issuing Entity for each such series of Entity Interests to be sold at competitive bidding will be within a range (to be specified by the Company to prospective purchasers) from 95% to 105% of the liquidation amount of such series of Entity Interests.

     Section E.  Issuance and Sale of Preferred.

               The Company expects that each series of the Preferred will consist of shares of the Company's Preferred Stock, Cumulative, $100 Par Value ("$100 Preferred"), or Cumulative $25 Par Value ("$25 Preferred), as currently authorized by the Company's Restated Articles of Incorporation, as amended ("Articles"). In accordance with the Articles, the Company had authorized and unissued at September 30, 1997, 2,195,000 shares of $100 Preferred and 6,320,000 shares of $25 Preferred.

               The price, exclusive of accumulated dividends, to be paid to the Company for each series of Preferred will be determined at the time of sale and will not be less than par on a per share basis. With respect to any series of Preferred to be sold at competitive bidding, the price to be paid to the Company will be not less than $25 nor more than $25.70 per share in the case of $25 Preferred Stock, and not less than $100 nor more than $102.75 per share in the case of $100 Preferred Stock, in each case plus accumulated dividends, if any. No series of Preferred would be sold if the dividend rate thereon would exceed that generally obtainable at the time of pricing for sales of preferred stock of the same or reasonably similar par or stated value, issued by companies of the same or reasonably comparable credit quality and having similar terms, conditions and features.

               The terms of one or more series of Preferred may include provisions for redemption at various redemption prices, may include restrictions on optional redemption for a given number of years and may include provisions for purchases in lieu of redemption. The Company may include for any series of Preferred provisions for a sinking fund designed to redeem annually, commencing a specified number of years after the first day of the calendar month in which such series is issued, at the par value per share of such series, plus accumulated dividends, a number of shares equal to a given percentage of the total number of shares up to a given percentage of the total number of shares of such series. Any such sinking fund provisions would be designed to redeem all outstanding shares of such series not later than forty years after the date of original issuance thereof.

               Depending upon market conditions at the time of the offering of a given series of the Preferred, if the Company determines that preferred stock having a public offering price of less than $100 per share in the case of $100 Preferred Stock or less than $25 per share in the case of $25 Preferred Stock is likely to have a materially better market reception than shares of $100 Preferred or $25 Preferred respectively, the Company may issue and sell such series of Preferred to underwriters for deposit with a bank or trust company ("Depositary"). The underwriters would then receive from the Depositary, and deliver to the purchasers in a subsequent public offering, shares of depositary preferred stock ("Depositary Preferred"), each representing a stated fraction of a share of the new series of Preferred. Depositary Preferred would be evidenced by depositary receipts entitling each owner thereof proportionally to all the rights and preferences of the series of Preferred (including dividends, redemption and voting). A holder of Depositary Preferred would be entitled to surrender Depositary Preferred to the Depositary and receive the number of whole shares of Preferred represented thereby; and a holder of Preferred would be entitled to surrender shares of Preferred to the Depositary and receive a proportional amount of Depositary Preferred.

               For further information as to the terms of the Preferred, including possible depositary arrangements, reference is made to Exhibits A-6 through A-9.

     Section F. General Matters Relating to Bonds, Debentures, Entity Interests and Preferred

               The Company anticipates that the issuance and sale of each series of Bonds, Debentures, Entity Interests and/or Preferred will be by means of competitive bidding, or negotiated public offering or private placement with institutional investors in order to secure the advantages of an advance marketing effort and/or the best available terms.

              Reference is made to Exhibits B-1, B-2, B-3, B-4, B-8, B-9 and B-10 for information with respect to, among other things, the procedures to be followed in connection with the issuance and sale of Bonds, Debentures, Entity Interests and/or Preferred. Sale(s) of Bonds, Debentures, Entity Interests and Preferred are separate transactions not contingent upon one another.

               The Company proposes to use the net proceeds derived from the issuance and sale of Bonds, Debentures, Entity Interests and/or Preferred for general corporate purposes, including, but not limited to, the conduct of its business as an electric utility, the repayment of outstanding securities when due and/or the possible redemption, acquisition, or refunding of certain outstanding securities prior to their stated maturity or due date. The Company's request for authorization for such sales is in part to provide the flexibility to permit a quick response to changing market conditions if it becomes beneficial for the Company to refinance, refund, or otherwise acquire outstanding high cost securities. (See "Acquisition Program" below.)

               The Mortgage and Articles include earnings coverage tests for the issuance of additional Bonds and Preferred, respectively. Reference is made to Exhibits I-1 and I-2 hereto for information on the amounts of such securities currently issuable based on such tests. The Company will not issue any Bonds or Preferred unless all applicable relevant earnings coverage tests are satisfied.

     Section G.     Issuance and Sale of Tax-Exempt Bonds and
     Related Transactions

               The Company also may seek to enter into arrangements for the issuance of Tax-Exempt Bonds, and the Company proposes from time to time through December 31, 2002 to enter into one or more leases, subleases, installment sale agreements, refunding agreements or other agreements and/or supplements and/or amendments thereto (each and all of the foregoing being referred to herein as the "Facilities Agreement"), or to enter into one or more refunding agreements and possible supplements and/oramendments thereto (collectively, the "Refunding Agreement") with one or more issuing governmental authorities (each an "Issuer") that will contemplate the issuance and sale by the Issuer(s) of one or more series of Tax-Exempt Bonds in an aggregate principal amount not to exceed $420 million pursuant to one or more trust indentures and/or supplements thereto (individually and collectively, the "Indenture") between the Issuer and one or more trustees (individually and collectively, the "Trustee").

               The proceeds of the sale of Tax-Exempt Bonds, net of any underwriters' discounts or other expenses payable from proceeds, will be applied to finance certain pollution control facilities, including but not limited to sewage and/or solid waste disposal facilities (referred to herein individually and collectively as the "Facilities"), that have not heretofore been the subject of such financing, or to refinance outstanding tax-exempt bonds issued for that purpose. Pursuant to the terms of each Facilities Agreement, the Company will agree to purchase, acquire, construct and install the Facilities unless the Facilities are already in operation. The Issuer will agree to pay to the Company an amount equal to the lesser of (a) the total amount of the proceeds from the sale of the Tax-Exempt Bonds or
     (b) the total cost of the Facilities, in the case of Facilities under construction. Pursuant to the provisions of the Facilities Agreement and the Refunding Agreement, the Company will be obligated to make payments sufficient to provide for payment by the Issuer of the principal or redemption price of, premium (if any) and interest on, and other amounts owing with respect to the Tax-Exempt Bonds, together with related expenses. Such payments will be paid by the Company directly to the Trustee under to the Indenture. Under both the Facilities Agreement and the Refunding Agreement, the Company may also be obligated to pay (i) the fees and charges of the Trustee and any registrar or paying agent under the Indenture, and the Remarketing Agent and the Tender Agent, as hereinafter referred to, (ii) all expenses incurred by the Issuer in connection with its rights and obligations under the Facilities Agreement or Refunding Agreement, (iii) all expenses necessarily incurred by the Issuer or the Trustee under the Indenture in connection with the transfer or exchange of Tax-Exempt Bonds, and (iv) certain other fees and expenses.

               The Indenture may provide that, upon the occurrence of certain events relating to the operation of the Facilities, a series of Tax-Exempt Bonds will be redeemable by the Issuer at the direction of the Company. Any series of Tax-Exempt Bonds may be made subject to a mandatory cash sinking fund under which certain principal amounts and/or specific portions of Tax-Exempt Bonds of such series are to be retired at stated times, and may be subject to mandatory redemption in certain other cases. The payments by the Company under the Facilities Agreement in such circumstances shall be sufficient (together with any other moneys held by the Trustee under the Indenture and available therefor) to pay the principal of all Tax-Exempt Bonds to be redeemed or retired, the premium (if any) and interest accrued or to accrue to the redemption date thereon.

               Each series of Tax-Exempt Bonds will mature not earlier than one year nor later than forty years from the date of issuance. The Tax-Exempt Bonds may be subject to optional redemption by the Issuer, at the direction of the Company, in whole or in part at the redemption prices (expressed as percentages of the principal amount thereof) plus accrued interest to the redemption date, and at the times, as are set forth in the Indenture.

               The Facilities Agreement or the Refunding Agreement and the Indenture may provide for a fixed and/or for an adjustable interest rate for one or more series of Tax-Exempt Bonds. No series of Tax-Exempt Bonds would be sold if the fixed interest rate or initial adjustable interest rate thereon would exceed market rates generally obtainable at the time of pricing for sales of tax-exempt bonds having a reasonably similar maturity, issued for the benefit of companies of a reasonably comparable credit quality and having reasonably similar terms, conditions and features. The initial interest rate for Tax-Exempt Bonds of a series having an adjustable interest rate would be determined in discussions between the Company and the purchasers of such series and be based on the current tax-exempt market rates for comparable bonds having a maturity comparable to the length of the initial Rate Period (hereinafter referred to). For each Rate Period thereafter, the interest rate on such Tax-Exempt Bonds would be a rate which, when set, would be sufficient to remarket the Tax-Exempt Bonds of such series at a price equal to their principal amount. Such subsequent interest rates would not exceed the lower of 13% per annum or rates generally obtainable at the time of remarketing of tax-exempt bonds having the same or reasonably similar maturities, issued for the benefit of companies of reasonably comparable credit quality and having the same or reasonably similar terms.

               The term "Rate Period", as used herein, refers to a period during which the interest rate on Tax-Exempt Bonds of a particular series, while bearing an adjustable rate (or method of determination of such interest rate), is fixed. The initial Rate Period would commence on the date when interest begins to accrue on the Tax-Exempt Bonds of such series. The length of each Rate Period would be not less than one day nor more than thirty years.

               The Facilities Agreement or Refunding Agreement and the Indenture will provide that the holders of Tax-Exempt Bonds will have the right to tender or be required to tender their Tax-Exempt Bonds and have them purchased at a price equal to the principal amount thereof, plus any accrued and unpaid interest thereon, on dates specified in, or established in accordance with, the Indenture. A Tender Agent may be appointed to facilitate the tender of Tax-Exempt Bonds by holders. Any holders of Tax-Exempt Bonds wishing to have such Tax-Exempt Bonds purchased may be required to deliver the same during a specified period of time preceding such purchase date to the Tender Agent, if one shall be appointed, or to the Remarketing Agent appointed to reoffer such tendered Tax-Exempt Bonds for sale.

               Under the Facilities Agreement and the Refunding Agreement , the Company will be obligated to pay amounts equal to the amounts to be paid by the Remarketing Agent or the Tender Agent for the purchase of Tax-Exempt Bonds so tendered, such amounts to be paid by the Company on the dates when payments by the Remarketing Agent or the Tender Agent are to be made; provided, however, that the obligation of the Company to make any such payment under the Facilities Agreement or Refunding Agreement will be reduced by the amount of any other moneys available therefor, including the proceeds of the sale of tendered Tax-Exempt Bonds by the Remarketing Agent.

               Upon the delivery of Tax-Exempt Bonds by holders to the Remarketing Agent or the Tender Agent for purchase, the Remarketing Agent will be obligated to use its best efforts to sell such Tax-Exempt Bonds at a price equal to the principal amount thereof.

               In order to obtain a more favorable rating on any series of Tax-Exempt Bonds, and thereby improve the marketability thereof, the Company may arrange for one or more irrevocable letter(s) of credit for an aggregate amount up to $455 million from one or more banks (individually and collectively the "Bank") in favor of the Trustee. In that event, payments with respect to principal, premium, if any, interest and purchase obligations in connection with such series of Tax-Exempt Bonds coming due during the term of such letter of credit, which would not exceed fifteen years, would be secured by, and payable from funds (if any) drawn under, the letter of credit. To induce the Bank to issue such letter of credit, the Company would enter into one or more reimbursement agreements ("Reimbursement Agreement") with the Bank pursuant to which the Company would agree to reimburse the Bank for all amounts drawn under such letter of credit within a specified period (not to exceed sixty months) after the date such funds were drawn and with interest thereon at a rate that would not exceed rates generally obtainable at the time of entering into the Reimbursement Agreement by companies of reasonably comparable credit quality on letters of credit having the same or reasonably comparable terms and, in any event, not in excess of the Bank's prime commercial lending rate plus 2%. The terms of the Reimbursement Agreement would correspond to the terms in the letter of credit.

               It is anticipated that the Reimbursement Agreement would require the payment in advance by the Company to the Bank of letter of credit fees not to exceed $100,000 and annual fees not to exceed 1-1/4% of the face amount of the letter of credit. Any such letter of credit would expire or be terminable prior to the maturity date of the series of Tax-Exempt Bonds that such letter of credit supports and, in connection with such expiration or termination, such series of Tax-Exempt Bonds could be made subject to mandatory redemption or purchase on or prior to the date of expiration or termination of such letter of credit, subject to the rights of owners of Tax-Exempt Bonds of such series not to have their Tax-Exempt Bonds redeemed or purchased. Provision may be made, as to any such series of Tax-Exempt Bonds, for extension of the term of such letter of credit or for the replacement thereof, upon its expiration or termination, by another letter of credit (having substantially the same terms as the original letter of credit) from the Bank or another bank. Such extended or replacement letters of credit would expire not later than the final maturity date of the related Tax-Exempt Bonds.

               In order to secure the Company's obligations under the Facilities Agreement and/or, in the event the Company enters into a Reimbursement Agreement, under the Reimbursement Agreement, the Company may grant to the Issuer, the Trustee and/or the Bank, a lien, subordinate to the lien of the Mortgage on the Facilities or other assets of the Company (the "Subordinate Lien").

               In addition or as an alternative to the security provided by a letter of credit or the Subordinate Lien, in order to obtain a more favorable rating on one or more series of Tax-Exempt Bonds and improve the marketability thereof, the Company may provide (a) an insurance policy for the payment of the principal of and/or interest and/or premium on one or more series of Tax-Exempt Bonds, and/or (b) security for the holders of Tax-Exempt Bonds and/or the Bank through the issuance and pledge of one or more new series of Collateral Bonds. Premiums on such insurance policies will not exceed premiums generally obtainable at the time of entering into the insurance arrangements by companies of comparable credit quality on insurance policies having comparable terms. Collateral Bonds would be issued and delivered to the Trustee under the Indenture and/or the Bank and/or the Issuer to evidence, in part, and secure the Company's obligations under the applicable Facilities Agreement and/or the Company's obligations to reimburse the Bank under the Reimbursement Agreement. The principal amount of and interest rate borne by the Collateral Bonds could be determined in several ways. First, if the series of Tax-Exempt Bonds bears a fixed interest rate, Collateral Bonds could be issued in a principal amount equal to the principal amount of such series and bear interest at a rate equal to the rate of interest on such series. Secondly, non-interest bearing Collateral Bonds could be issued in a principal amount equivalent to the principal amount of such series plus an amount equal to interest thereon for a specified period. Thirdly, Collateral Bonds could be issued in a principal amount equivalent to the principal amount of such series plus an amount equal to interest on such series for a specified period, but carry a fixed interest rate that would be lower than the fixed interest rate of the series of Tax-Exempt Bonds. Fourthly, Collateral Bonds could be issued in a principal amount equivalent to the principal amount of the series of Tax-Exempt Bonds at an adjustable rate of interest, varying with the rate of interest born by such series of Tax-Exempt Bonds but having a "cap" (not greater than 15%) above which the interest on Collateral Bonds could not rise. For further information with respect to the Facilities Agreement, the Refunding Agreement, Reimbursement Agreement, the proposed insurance arrangements and the Collateral Bonds, reference is made to Exhibits A-3, A-5, B-6, B-11, B-12, and B-13. The Company will not use a combination of letter of credit, insurance arrangements, Collateral Bonds and/or Subordinate Liens to secure any series of Tax-Exempt Bonds unless the resulting effective interest cost savings on such series is greater than the total cost of providing such additional security.

               Each series of the Collateral Bonds that bear interest would bear interest at a fixed interest rate or initial adjustable interest rate not to exceed 15%. The maximum aggregate principal amount of the Collateral Bonds would be $455 million, which would be in addition to the aggregate limitation on the Bonds and/or Debentures authorized in Sections B and C above. The terms of the Collateral Bonds relating to maturity, interest payment dates, if any, redemption provisions and acceleration will correspond to the terms of the related Tax-Exempt Bonds. The terms of each series of the Collateral Bonds will not vary during the life of such series except for the interest rate of any such series that bears interest at an adjustable rate.

               For further information with respect to the terms of the Facilities Agreement, the Refunding Agreement and Indenture, reference is made to Exhibits B-5, B-6 B-7 and B-11.

               Each series of Tax-Exempt Bonds may be sold by the Issuer pursuant to arrangements with an underwriter or a group of underwriters or by private placement in a negotiated sale or sales. While the Company may not be party to the underwriting or placement arrangements, such arrangements will assure that the terms of each series of Tax-Exempt Bonds, and their sale by the Issuer(s), are satisfactory to the Company, and the Company will provide certain related representations and certain indemnities for liabilities arising from material misstatements or omissions in disclosures made by the Company in connection with the issuance of Tax-Exempt Bonds. The Company anticipates that interest payable on Tax-Exempt Bonds will be not includable in the gross income of the holders thereof for certain state income tax purposes and for federal income tax purposes under provisions of the Internal Revenue Code of 1986, as amended, (except for interest on any Tax-Exempt Bond during a period in which it is held by a person who is a "substantial user" of the Facilities or a "related person" within the meaning of Section 147(a) of such
     Code). The interest rates on tax-exempt bonds have been, and are expected to be, lower than the interest rates on bonds of similar tenor, maturities and quality, on which interest is subject to federal income tax.

     Section H.     Acquisition Program

               The Company proposes to use other available funds, in addition to or as an alternative for the proceeds from the sale of Bonds, Debentures, Entity Interests, Preferred and/or Tax-Exempt Bonds, to acquire by tender offer, open market or negotiated purchases or otherwise, at any time or from time to time during the period through December 31, 2002, in whole or in part, prior to their respective maturities (subject to any limitations or conditions on acquisition of particular series)
     (i) one or more series of the Company's outstanding First Mortgage Bonds, General and Refunding Bonds and/or Preferred and/or (ii) one or more series of outstanding pollution control revenue bonds heretofore issued for the benefit of the Company ("PCRBs") (all of the foregoing being herein referred to as the "Outstanding Securities"; and such program being herein referred to as the "New Acquisition Program").

               The Company is currently precluded from redeeming certain series of the Outstanding Securities due to refunding or other redemption restrictions. Accordingly, the Company proposes to repurchase for cash all or a portion of one or more such series of Outstanding Securities through tender offers and/or negotiated, open market or other forms of purchase, subject to any limitations or conditions on the acquisition of particular series. The Company may also choose to acquire Outstanding Securities of series that are not subject to refunding or other redemption limitations by means of tender offers and/or negotiated, open market or other forms of purchases (subject to any limitations or conditions on acquisition of particular series) if such acquisitions are more beneficial to the Company than redemption at the applicable redemption price. If any Outstanding Securities are acquired by means of tender offer, the Company may offer to acquire specified amounts of a particular series or an entire series of such Outstanding Securities.

               The Company will not use the proceeds from the sale of Bonds, Debentures, Entity Interests, Preferred and/or Tax-Exempt Bonds to enter into refinancing transactions unless (A) the estimated present value savings derived from the net difference between interest or dividend payments on a new issue of comparable securities and those securities refunded is, on an after-tax basis, greater than the present value of all repurchasing, redemption, tendering and issuing costs, assuming an appropriate discount rate, determined on the basis of the then estimated after-tax cost of capital of Entergy and its subsidiaries on a consolidated basis, or (B) the Company shall have notified the Commission of the proposed refinancing transaction (including the terms thereof) by post-effective amendment hereto and shall have obtained appropriate supplemental authorization from the Commission to consummate such transaction.

               The authority sought hereby is in addition to any acquisitions, retirements or redemptions that may be effected by the Company pursuant to the exemptions set forth in Rule 42 under the Holding Company Act or other rules or orders of the Commission from time to time in effect.

     Section I.  Other

               The proceeds to be received from the issuance and sale of the Bonds, Debentures, Entity Interests, Preferred and Tax-Exempt Bonds will not be used to invest directly or indirectly in an exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as defined in Sections 32 or 33, respectively, of the Holding Company Act. If the proceeds of such sales are used to refund outstanding securities, any savings derived from the refunding transaction will not be used to acquire or otherwise invest in an EWG or FUCO. Information with respect to Entergy's EWG investments will be supplied by amendment.

               The proposed transactions are also subject to Rule 54. In determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. In that regard, assuming consummation of the transactions proposed in this application, all of the conditions set forth in Rule 53(a) are and will be satisfied and none of the conditions set forth in Rule 53(b) exists or, as a result thereof, will exist.

               Entergy's "aggregate investment" in EWGs and FUCOs is approximately $1.06 billion, representing approximately 45% of the Entergy's consolidated retained earnings as of June 30, 1997. Furthermore, Entergy has complied with and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. In addition, as required by Rule 53(a)(3), no more than 2% of the employees of the Entergy System's domestic public utility subsidiary companies would render services to affiliated EWGs and FUCOs. Finally, none of the conditions set forth in Rule 53(b), under which the provisions of Rule 53 would not be available, have been met.

Item 2.  Fees, Commissions and Expenses.

               The fees, commissions and expenses, other than those of the underwriters, to be incurred in connection with the issuance and sale of the Bonds and/or Debentures are not expected to exceed the following:

                                                          Each
                                           Initial     Additional
                                             Sale         Sale

Registration Statement                     $183,000      $  --
Application-Declaration                       2,000         --
*Rating Agencies' fees                       25,000      25,000
*Trustees' fees                               7,000       3,000
*Fees of Company's Counsel:
     Monroe & Lemann                         20,000      10,000
     Reid & Priest LLP                       45,000      30,000
*Fees of Entergy Services, Inc.              30,000      25,000
*Accountants' fees                           18,000       12,00
*Printing and engraving costs                25,000      20,000
*Miscellaneous expenses (including
  blue-sky expenses)                         25,000      15,000
                                           --------    --------
     *Total Expenses                       $380,000    $140,000
                                           ========    ========
___________________
     *Estimated

               The fees, commissions and expenses, other than
     those of the underwriters, to be incurred in connection with the issuance and sale of the Preferred and/or Equity
     Interests are not expected to exceed the following:
                                                            Each
                                               Initial    Additional
                                                 Sale        Sale

Registration Statement                         $26,000     $   --
*Rating Agencies' fees                          40,000      40,000
*Trustees' fees                                 25,000      10,000
*Fees of Company's Counsel:
     Reid & Priest LLP                          55,000      40,000
*Fees of Entergy Services, Inc.                 50,000      40,000
*Accountants' fees                              24,000      18,000
*Printing and engraving costs                   40,000      40,000
*Miscellaneous expenses (including
  blue-sky expenses)                            70,000      37,000
                                              --------    --------
     *Total Expenses                          $330,000    $225,000
                                              ========    ========
___________________
     *Estimated

               The fees, commissions and expenses, other than those of the underwriters, to be incurred in connection with the issuance and sale of the Tax-Exempt Bonds (including expenses related to the issuance and pledge of the Collateral Bonds) are not expected to exceed the following:

                                                             Each
                                                Initial   Additional
                                                 Sale        Sale

*Rating Agencies' fees                          $35,000     $35,000
*Trustees' fees                                  35,000      35,000
*Fees of Bond Counsel                            30,000      20,000
*Fees of State Bond Counsel                      30,000      20,000
*Fees of Company's Counsel:
     Monroe & Lemann                             35,000      25,000
     Reid & Priest LLP                           40,000      30,000
*Fees of Entergy Services, Inc.                  30,000      20,000
*Accountants' fees                               10,000      10,000
*Printing and engraving costs                    20,000      20,000
*Miscellaneous expenses (including
  blue-sky expenses)                             25,000      25,000
                                               --------    --------
     *Total Expenses                           $290,000    $240,000
                                               ========    ========
___________________
     *Estimated

          The fees, commissions and expenses of the underwriters expected to be incurred with respect to the Bonds, Debentures, Entity Interests, Preferred or Tax-Exempt Bonds will not exceed the lesser of 2% (or in the case of Debentures issued under the Subordinated Debenture Indenture or Entity Interests, 3.25%) of the principal amount of the Bonds, Debentures, Entity Interests, Preferred or Tax-Exempt Bonds, respectively, to be sold or those generally paid at the time of pricing for sales of first mortgage bonds, debentures, subsidiary interests, preferred or tax-exempt bonds, respectively, having the same maturity, issued by companies of comparable credit quality and having similar terms, conditions and features.

Item 3.  Applicable Statutory Provisions

     Section A.  Bonds, Debentures, Entity Interests and
     Preferred

     The Company believes that Sections 6(a) and 7 of the Holding Company Act and Rules 23 and 24 thereunder apply to the proposed issuance(s) and sale(s) of Bonds, Debentures, Entity Interests, Entity Subordinated Debentures, Guaranty and Preferred, and to the potential exchange of Entity Interests for Entity Subordinated Debentures.

     The Company believes that Sections 9(a), 10 and 12(b) of the Holding Company Act and Rule 45 thereunder apply to the formation of the Issuing Entity, the acquisition of either general partnership interests (in the case of a limited partnership) or voting interests (in the case of a business trust) in the Issuing Entity, the Company's equity contributions to the Issuing Entity, the Company's potential acquisition of shares of the capital stock of the Participating Subsidiary, the acquisition by the Participating Subsidiary of voting interests in the Issuing Entity, the Issuing Entity's acquisition of the Entity Subordinated Debentures and the Guaranty.


     Section B.  Amendment of Articles

     In the event the Company undertakes any amendment of the Articles to create a new class of Preferred and a Proxy solicitation relating thereto, it believes that Sections 6(a)(2), 7 and 12(e) of the Holding Company Act and Rules 23, 24, 62 and 65 thereunder would apply.


     Section C.  Tax-Exempt Financing

     The Sections of the Holding Company Act and the rules thereunder which the Company considers may be applicable to the tax-exempt financing of the Facilities are set forth below:

                Disposition of the   Section 12(d) and Rule
            (i) Facilities           44

           (ii) Reacquisition of     Sections 9(a) and 10
                the Facilities

          (iii) Reimbursement        Sections 6(a) and 7
                Agreement

           (iv) Issuance and Pledge Sections 6(a) and 7 of Collateral Bonds

            (v) Refunding Agreement  Sections 6(a) and 7


     Section D.  Acquisition Program

     The Company believes that Sections 9(a), 10 and 12(c) of the Holding Company Act and amended Rule 42 thereunder apply to the proposed acquisition of Outstanding Securities.
     Pursuant to amended Rule 42, the Company may acquire, retire or redeem any of the Outstanding Securities (other than PCRBs) without prior Commission approval.

     In the event that the Commission deems any other section of the Holding Company Act or rule thereunder to be applicable to the proposed transactions in Sections A, B, C and D above, the Company requests that the Commission's order or orders herein also be issued under and with respect to such other section or rule.

Item 4.  Regulatory Approval

     No state regulatory body or agency and no federal commission or agency other than this Commission has jurisdiction over the transactions proposed herein.

Item 5.  Procedure

     1. The Company requests that the Commission's notice of proposed transactions published pursuant to Rule 23(e) be issued by November 7, 1997, or as soon thereafter as practicable. The Company further requests that the Commission's order authorizing the issuance and sale of Bonds, Debentures, Entity Interests and Preferred, and the acquisition of certain PCRBs for or on behalf of the Company, as described in Item 1, be entered by December 31, 1997, or as soon thereafter as practicable. The Company consents that the Commission's order authorizing the above transactions may reserve jurisdiction over (i) the execution and performance under any Reimbursement Agreement underlying any Letter of Credit issued as security for the Company's obligations in connection with the issuance and sale of Tax-Exempt Bonds and (ii) the proposed amendment to the Articles and solicitation of Proxy relating to such amendment, each in connection with the creation of a new class of Preferred (but not the existing authorized, unissued shares of Preferred), pending completion of the record by the filing of the documents relating thereto. Upon the completion of each transaction involving the issuance and sale of Bonds, Debentures, Entity Interests, Preferred and/or Tax-Exempt Bonds, the Company shall file a Certificate pursuant to Rule 24 with copies of the executed documents relating thereto as exhibits.

     2. The Company hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission; agrees that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision; and requests that there be no waiting periods between the issuance of the Commission's orders and the dates on which they are to become effective.

Item 6.  Exhibits and Financial Statements.

     The exhibits below have been previously fied with the Securities and Exchange Commission as the exhibits in the file number indicated and are incorporated herein by reference.

     (a) Exhibits:

       *A-1 Mortgage and Deed of Trust, dated as of April 1, 1944, as amended by fifty supplemental indentures (filed, respectively, as the exhibits and in the file numbers indicated: A-1 in File No. 70-875 (Mortgage); A-2 in File No. 70-1747 (First); A-1(c) in File No. 70-
               2497 (Second); A-5 in File No. 70-3126
               (Third); A-6 in File No. 70-3297 (Fourth); A-6 in File No. 70-3539 (Fifth); A-7 in File No. 70-3862 (Sixth); A-8 in File No. 70-4209
               (Seventh); A-2 in File No. 70-4350 (Eighth); A-2 in File No. 70-4439 (Ninth); A-2 in File No. 70-4512 (Tenth);A-2 in File No.70-4585
               (Eleventh); A-2 in File No. 70-4700 (Twelfth); A-2 in File No. 70-4793 (Thirteenth); A-2 in File No. 70-4921 (Fourteenth); A-2 in File No. 70-4982 (Fifteenth); A-2 in File No. 70-5122
               (Sixteenth); A-2(a) in File No. 70-5242
               (Seventeenth); A-2 in File No. 70-5330
               (Eighteenth); A-2 in File No. 70-5449
               (Ninteenth); A-2 in File No. 70-5550-
               (Twentieth); A-6 in File No. 70-5598 (Twenty-first); A-2 in File No. 70-5711 (Twenty-second); A-2 in File No. (Twenty-third); C-1 to Rule 24 Certificate in File No. 70-6102
               (Twenty-fourth); C-1 to Rule 24 Certificate in File No. 70-6169 (Twenty-fifth); C-1 to Rule
               24 Certificatee in File No. 70-6278 (Twenty-sixth); C-1 to Rule 24 C4ertificate in File
               No. 70-6355 (Twenty-seventh); C-1 to Rule 24
               Certificate in File No. 70-6508 (Twenty-eighth); C-1 to Rule 24 Certificate in File
               No. 70-6556 (Twenty-ninth); C-1 to Rule 24
               Certificate dated December1, 1981, in File No. 70-6635 (Thirtieth); C-1 to Rule 24
               Certificate dated March 1, 1983, in File No.
               70-6834 (Thirty-first); C-1 to Rule 24
               Certificate dated September 1, 1983, in File
               No. 70-6886 (Thirty-second); C-1 to Rule 24
               Certificate dated August 30,1984, in File No. 70-6993 (Thirty-third); C-2 to Rule 24 Certificate dated November 7, 1984, in File
               No. 70-6993 (Thirty-fourth); C-3 to Rule 24
               Certificate dated December 19, 1984, in File
               No. 70-6993 (Thirty-fifth); A-2(a) to Rule 24 Certificate, in File No. 70-7166 (Thirty-sixth); A-2(a) in File No. 70-7226 (Thirty-seventh); C-1 to Rule 24 Certificate in File No.70-7270 (Thirty-eighth); 4(a) to Quarterly Report on Form 10-Q for the Quarter ended June 30, 1988 in File No. 1-8474 (Thirty-ninth); A-2 to Rule 24 Certificate dated December 23, 1988, in File No. 70-7553 (Fortieth); A-2(d)
               to Rule 24 Certificate datedApril12, 1990, in File No. 70-7553 (Forty-first); A-3(a) to Rule 24 Certificate dated August 9, 1991, in File No. 70-7822 (Forty-second); A-3(b) to Rule 24 Certificate dated April 23, 1992, in File No. 70-7822 (Forty-third); A-2(b) to Rule 24 Certificate dated July30, 1992, in File No. 70-7822 (Forty-fourth); A-3(c) to Rule 24 Certificate dated December 23, 1992, in File No. 70-7822 (Forty-fifth); A-2(c) to Rule 24 Certificate dated April 7, 1993, in File No. 70-7822 (Forty-sixth); A-3(d) to Rule 24 Certificate dated June4, 1993, in File No. 70-7822 (Forty-seventh); A-3(e) to Rule 24 Certificate dated December 21, 1993, in File No. 70-7822 (Forty-eighth); A-3(e) to Rule 24 Certifcate dated August 1, 1994, in File No. 70-7822 (Forty-ninth); A-4(c) to Rule 24 Certificate dated September 1994 in File No. 70-7653 (Fiftieth); A-2(a) to Rule 24 Certificate dated April 4, 1996 in File No. 70-8487 (Fifty-first).

  *A-2         Proposed form(s) of additional Supplemental
               Indenture(s) relating to the Bonds (Exhibit A-
               2 to File No. 70-8487).

  *A-3         Proposed form(s) of additional Supplemental
               Indenture(s) relating to the Collateral Bonds
               (Exhibit A-3 to File No. 70-8487).

  *A-4         Proposed form(s) of Bond (Exhibit A-4 to File
               No. 70-8487).

  *A-5         Proposed form(s) of Collateral Bond (Exhibit A-
               5 to File No. 70-8487).

  *A-6 Restated Articles of Incorporation, as amended through April 26, 1996 (Exhibit 3(c) to Form
               10-Q for the quarter ended March 31, 1996 in File No. 1-8474).

  *A-7 By-laws, as presently in effect (Exhibit A-4 in File No. 70-6962).

  **A-8 Proposed form(s) of Preferred Certificate relating to fixed dividend rate stock.

  **A-9 Proposed form(s) of Preferred Certificate relating to adjustable dividend rate stock.

  *A-10        Proposed form(s) of Debenture Indenture
               (Exhibit A-10 to File No. 70-8487).

  *A-11        Proposed form(s) of Debenture (Exhibit A-11 to
               File No. 70-8487).

  *A-12        Proposed form(s) of Subordinated Debenture
               Indenture (Exhibit A-12 to File No. 70-8487).

  *A-13        Proposed form(s) of Subordinated Debenture
               (Exhibit A-13 to File No. 70-8487).

  *A-14        Proposed form(s) of Entity Subordinated
               Debenture Indenture (Exhibit A-14 to File No.
               70-8487).

  *A-15        Proposed form(s) of Entity Subordinated
               Debenture (Exhibit A-15 to File No. 70-8487).

  **A-16 Proposed form(s) of Entity Agreement of the Issuing Entity, including the proposed form(s) of Entity Interests.

  **A-17       Proposed form(s) of Guaranty (if applicable).

  *B-1         Proposed form of letter to prospective
               purchasers relating to proposals for the purchase of Bonds (Exhibit B-1 to File No. 70-
               8487).

  *B-2 Proposed form(s) of agreement for sale(s) of Bonds (Exhibit B-2 to File No. 70-8487).

  *B-3         Proposed form of letter to prospective
               purchasers relating to proposals for the purchase of Preferred (Exhibit B3 to File No.
               70-8487).

  **B-4 Proposed form(s) of agreement for sale(s) of Preferred.

  *B-5         Proposed form(s) of Indenture (Exhiit B-5 to
               File No. 70-8487).

  *B-6         Proposed form(s) of Facilities Agreement
               (Exhibit B-6 to File No. 70-8487).

  *B-7         Proposed form(s), if any, of Second Mortgage
               (Exhibit B-7 to File No. 70-8487).

  *B-8         Proposed form of letter to prospective
               purchasers relating to proposals for the purchase of Debentures (Exhibit B-8 to File
               No. 70-8487).

  *B-9 Proposed form(s) of agreement for sale(s) of Debentures (Exhibit B-9 to File No. 70-8487).

  **B-10 Proposed form(s) of agreement for sale(s) of Entity Interests.

  *B-11        Proposed form(s) of Refunding Agreement
               (Exhibit B-12 to File No. 70-8487).

  **B-12       Proposed form(s) of Reimbursement Agreement.

  **B-13 Proposed form(s) of insurance policy and provisions relating to bond insurance.

  *C-1 Registration Statement No. 33-33607, relating to Bonds (filed in Registration No. 33-33607).

  *C-2 Registration Statement No. 33-46085 relating to Bonds and Preferred (filed in Registration
               No. 33-46085).

  *C-3 Registration Statement No. 33-39221 relating to Bonds and Preferred (filed in Registrationn
               No. 33-39221).

  *C-4 Registration Statement No. 33-50937 relating to Bonds and Preferred (filed in Registration
               Statement No. 33-50937).

  *C-5 Registration Statement No. 333-00105 relating to Debentures (filed in Registration No. 333-
               00105).

  *C-6 Registration Statement No. 333-03567 relating to Subordinated Debentures, Entity
               Subordinated Debentures and Entity Interests
               (filed in Registration No. 333-03567).

  D            Inapplicable.

  E            Inapplicable.

  **F-1        Opinion of Laurence M. Hamric, General
               Attorney-Corporate and Securities and/or
               Denise C. Redmann, Senior Attorney, Corporate and Securities, of Entergy Services, Inc.

  **F-2        Opinion(s) of Reid & Priest LLP

  **G          Plan of Financing for the Company and
               Financial Data Schedules.

  H            Suggested form of notice of proposed
               transactions for publication in the Federal
               Register.

  **I-1 Preliminary computations of pro forma earnings coverage required for the issuance of Bonds under the Mortgage.

  **I-2        Preliminary computations of pro forma earnings
               coverage required for the issuance of $100
               Preferred under the Articles.
_________________________

*    Incorporated herein by reference as indicated.
**   To be filed by amendment.

     Section B.  Financial Statements

     Financial Statements of the Company as of September 30, 1997
     (reference is made to Exhibit G hereto).

     Financial Statements of Entergy Corporation and subsidiaries, consolidated, as of September 30, 1997.
     (reference is made to Exhibit G hereto).

     Notes to financial statements of the Company and Entergy Corporation and subsidiaries included in the Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1997; June 30, 1997 and September 30, 1997 (filed in File No. 0-320 and incorporated by reference).

     Except as reflected in the Financial Statements, no material changes not in the ordinary course of business have taken place since September 30, 1997.

     Reference is made to Exhibit G hereto for a statement of (i) the approximate amounts, before and after giving effect to the proposed transactions, of unfunded bondable property of the Company available for the issuance of Bonds and (ii) the proposed accounting treatment of the transactions herein contemplated.

Item 7.  Information as to Environmental Effects

     (a) As stated in Item 5, the Company would appreciate receiving the order of the Commission in this File authorizing the transactions proposed herein byDecember 31, 1997. As more fully described in Item 1, the proposed transactions subject to the jurisdiction of the Commission relate only to the financing activities of the Company and do not involve a major federal action having a significant impact on the human environment.

     (b)       Not applicable.

                              SIGNATURE


          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.



                                 ENTERGY LOUISIANA, INC.


                                 By:     /s/ William J. Regan, Jr.
                                            William J. Regan, Jr.
                                       Vice President and Treasurer




Dated:  November 3, 1997